BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

May 25, 2021

Dreyfus Treasury Securities Cash Management

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective June 1, 2021, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Treasury Securities Cash Management (the "Trust"), as follows:

Until June 1, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Trust so that the direct expenses of the Trust’s Service shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.01%. On or after June 1, 2022, BNYM Investment Adviser may terminate this expense limitation at any time.

Until June 1, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Trust so that the direct expenses of the Trust’s Wealth shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 0.47%. On or after June 1, 2022, BNYM Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, upon the approval of the Board of Trustees and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to June 1, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

     James Bitetto

       Secretary

Accepted and Agreed To:

DREYFUS TREASURY SECURITIES CASH MANAGEMENT

By: /s/ James Windels

      James Windels

      Treasurer